SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

THE LINCOLN NATIONAL CORPORATION
EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN
(Full title of the Plan)

[Current Registration Number 33-52667]

Lincoln National Corporation
Centre Square West
1500 Market Street, Suite 3900
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

Report of Independent Auditors
Audited Financial Statements
Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
SCHEDULE
Schedule of Assets (Held At End of Year)
EX-23 Consent of Ernst & Young LLP
Certificate of George Davis under Section 906
Certificate of Gail Black under Section 906

Form 11-K
The Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Facing Sheet

Financial Statements	2-9

Signature	10

Consent of Ernst & Young LLP, Independent Auditors	Exhibit 23
Certificate of George Davis under Section 906	Exhibit 99.1
Certificate of Gail Black under Section 906	Exhibit 99.2

Financial Statements and Schedule

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

Report of Independent Auditors

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Philadelphia, Pennsylvania
May 18, 2003

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2002	2001

Assets

Investments	$343,025,551	$458,202,006

Cash and invested cash (deficit)	2,900	(2,401)

Accrued interest receivable	3,465	10,572

Contributions receivable from participant deferrals	20,148	—

Contributions receivable from participating employers	846,667	8,134,145

Total assets	343,898,731	466,344,322

Liabilities

Due to broker	(27,652)	(258,507)

Total liabilities	(27,652)	(258,507)

Net assets available for plan benefits	$343,871,079	$466,085,815

See accompanying notes.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2002	2001

Additions
Investment income:
Cash dividends—Lincoln National Corporation	$4,718,798	$5,140,970
Interest—The Lincoln National Life Insurance Company	2,501,507	3,078,673
Other	925,696	1,265,094

Total investment income	8,146,001	9,484,737

Contributions:
Participants	23,597,921	29,040,205
Participating employers	8,662,466	17,443,465

Total contributions	32,260,387	46,483,670

Transfers from affiliated plans	42,253	9,410,752

Total additions	40,448,641	65,379,159

Deductions
Net realized and unrealized depreciation in fair value of investments	(94,188,761)	(24,548,688)
Distributions to participants	(68,248,640)	(36,294,264)
Administrative expenses	(225,976)	(269,652)

Total deductions	(162,663,377)	(61,112,604)

Net (decrease) increase in net assets available for plan benefits	(122,214,736)	4,266,555
Net assets available for plan benefits at beginning of the year	466,085,815	461,819,260

Net assets available for plan benefits at end of the year	$343,871,079	$466,085,815

See accompanying notes.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation (“LNC”) common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company (“Lincoln Life” or “Employer”). Contract value represents net contributions made plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Lincoln National Corporation Employees’ Savings and Profit Sharing Plan (“Plan”) is a contributory, defined contribution plan which covers substantially all employees of LNC and certain of its subsidiaries (“Employer”) who meet certain eligibility requirements as defined by the Plan. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation (not more than 8% for highly compensated employees), up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service (“IRS”).

During 2001, Plan assets relating to the former employees of Sagemark were transferred from another affiliated Plan of Lincoln Life, in the amount of $9,410,752. During 2002, $42,253 was transferred from affiliated Lincoln Life plans as a result of changes in participants employment status.

The participants are fully vested in their contributions and direct the Plan to invest their contributions and the guaranteed employer contributions in any combination of the investment options offered under the Plan. Discretionary employer contributions are immediately invested in the LNC Common Stock Fund. Prior to January 1, 2002, discretionary Employer contributions were required to remain invested in the LNC Common Stock Fund. Effective January 1, 2002, participants can immediately direct the investment of the discretionary Employer contributions to other funds.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employer contributions to the Plan are based on an amount equal to a participant’s contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 50% to 150%, which is based on LNC’s increase in operating income.

Participants’ contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested

1	0%
2	50%
3 or more	100%

The Employer has the right in accordance with the Plan to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants’ accounts shall become vested.

Prior to January 1, 2002, the dividends earned on the LNC Common Stock Fund were reinvested in the LNC Common Stock Fund. Effective January 1, 2002, an Employee Stock Ownership Plan was established as part of the Lincoln National Employees’ Savings and Profit-Sharing Plan. Participants have the option of receiving payment of the LNC Common Stock dividend or having the dividends reinvested in the LNC Common Stock Fund.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant’s, less the highest outstanding loan balance in the previous twelve-month period.

Upon termination of service due to disability, retirement or death, a participant or beneficiary, in case of the participant’s death, may elect to receive either a lump-sum amount equal to the entire value of the participant’s account, or an annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $5,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless a timely election of rollover to an IRA or another qualified plan has been made.

Each participant’s account is credited with the participant’s contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited non-vested amounts are used to reduce future Employer contributions. Forfeitures used to offset contributions were $0 and $158,157 in 2002 and 2001, respectively. Unallocated forfeitures were $317,281 and $158,157 at December 31, 2002 and 2001, respectively.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments greater than 5% of net assets available for plan benefits at December 31, 2002 and 2001 are as follows:

	December 31, 2002			December 31, 2001

	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value

Common stock—Lincoln National Corporation	3,629,147	$114,608,462		4,237,931	$205,836,309	*
Pooled separate accounts—Lincoln Life:
Core Equity Fund	2,103,553.039	20,541,826		2,265,243.849	28,149,279
Medium Capitalization Equity Fund	2,059,190.366	16,926,545	**	2,163,209.272	25,320,365
Short-Term Fund	7,073,753.060	25,596,375		7,463,738.890	26,604,497
Large Capitalization Equity Fund	2,787,317.728	18,299,298		2,806,925.680	26,022,727
Investment contracts—Lincoln Life	$51,382,658	51,382,658		$47,198,430	47,198,430

*	Nonparticipant-directed.
**	Individual investment does not represent 5% or more of the Plan’s assets but is presented for comparative purposes.

The investment contracts earned an average interest rate of approximately 4.88% and 5.97% in 2002 and 2001, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 4.50% and 5.50% at December 31, 2002 and 2001, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rate for the remaining contract value balance at December 31, 2002 and 2001 was 4.50% and 5.50%, respectively, and was determined based upon the performance of Lincoln Life’s general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5% for the first five contract years, 4% for years 6-10 and 3.5% following year 10. The guarantee is based on Lincoln Life’s ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 2002 and 2001 the Plan’s investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

	2002	2001

Fair value as determined by quoted market price:

Common stock	$(62,492,781)	$5,673,096
Pooled separate accounts	(31,695,980)	(30,221,784)

Total	$(94,188,761)	$(24,548,688)

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

As described in Note 2, effective January 1, 2002, employer contributions are no longer required to be invested in the LNC Common Stock Fund but, rather, can be invested at the direction of the participants.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2002	2001

Assets
Common stock—Lincoln National Corporation	—	$205,836,309
Wells Fargo Bank Short-Term Investment Fund	—	4,486,334

Total	—	$210,322,643

	Year Ended December 31
	2002	2001

Change in net assets
Net realized and unrealized appreciation (depreciation) in fair value of investments	—	$5,673,096
Investment income:
Cash dividends	—	5,140,970
Interest	—	254,637

Total investment income	—	5,395,607

Contributions:
Participants	—	3,772,565
Participating employers (net of forfeitures)	—	22,699,276
Transfers from affiliated plans	—	3,675,051

Total contributions	—	30,146,892

Distributions to participants	—	(14,053,943)
Administrative expenses	—	(157,133)
Net transfers to participant-directed investments	$(210,322,643)	(12,169,900)

Total	$(210,322,643)	$14,834,619

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 20, 1997, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended and restated. Once qualified, the Plan, as amended, is required to operated in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Transactions With Parties-In-Interest

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life of $114,608,462, $164,187,405 and $51,382,658, respectively, at December 31, 2002 (33.3%; 47.7% and 14.9% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

LNC and Lincoln Life also provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Common Stock Fund are charged directly to the LNC Common Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.

SCHEDULE

The Lincoln National Life Insurance Company
Employees’ Savings and Profit-Sharing Plan

Plan Number: 009
EIN: 35-1140070

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

	(c)
	Description of Investment
(b)	Including Maturity			(e)
Identity of Issuer, Borrower,	Date, Rate of Interest,		(d)	Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value

*Common stock fund:
Lincoln National Corporation Common Stock	3,629,147.00	shares	**	$114,608,462
Wells Fargo Bank Short-Term Investment Fund	3,404,227.99	par value	**	3,404,228

				118,012,690
*Pooled separate accounts—The Lincoln National Life Insurance Company:
Core Equity Fund	2,103,553.039	participation units	**	20,541,826
Medium Capitalization Equity Fund	2,059,190.366	participation units	**	16,926,545
Short Term Fund	7,073,753.060	participation units	**	25,596,375
Government/Corporate Bond Fund	2,182,805.778	participation units	**	16,500,702
Large Capitalization Equity Fund	2,787,317.728	participation units	**	18,299,298
Balanced Fund	1,266,555.077	participation units	**	7,333,100
High Yield Bond Fund	1,722,845.947	participation units	**	4,470,096
Small Capitalization Equity Fund	2,740,087.794	participation units	**	14,116,658
Value Equity Fund	3,838,585.951	participation units	**	6,632,692
International Equity Fund	1,533,126.112	participation units	**	7,745,200
Conservative Balanced Fund	871,894.537	participation units	**	1,527,559
Aggressive Balanced Fund	1,162,566.038	participation units	**	1,986,244
Delaware Growth and Income Fund	1,212,907.717	participation units	**	1,456,217
Scudder VIT Equity 500 Index Fund	9,814,180.549	participation units	**	6,992,603
Fidelity VIP Contrafund	3,349,595.447	participation units	**	2,836,437
Neuberger-Berman AMT Regency Fund	2,156,788.094	participation units	**	1,856,779
Social Awareness Fund	765,760.197	participation units	**	550,352
Janus Aspen Series Worldwide Growth Fund	4,347,407.167	participation units	**	3,037,099
Neuberger Berman Mid-Cap Growth Fund	3,387,640.275	participation units	**	2,440,456
Scudder VIT Small Cap Index Fund	2,100,784.155	participation units	**	1,902,470
Janus Aspen Growth Fund	131,841.722	participation units	**	914,059
Fidelity VIP Overseas Fund	69,152.322	participation units	**	524,638

				164,187,405
*Investment contracts—The Lincoln National Life Insurance Company (Guaranteed Fund)		4.50% interest rate	**	51,382,658
Participant loans	Various loans at interest rates
	varying from 5.25% to 11.5%		*	9,442,798

				$343,025,551

* Indicates party-in-interest to the plan.
** Indicates a participant-directed fund. The cost disclosure is not applicable.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 27, 2003	By	/s/ George E. Davis George E. Davis Administrator

“A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Lincoln National Corporation and will be retained by Lincoln National Corporation and furnished to the Securities and Exchange Commission or its staff upon request.”